Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
For the three and six months ended June 30, 2013 and 2012

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(In thousands, except ratio computation)
Pretax gain from continuing operations before adjustment for noncontrolling interest	$4,317	$1,562	$9,447	$3,496

Add back:
Fixed charges	7,830	7,186	14,640	14,493
Distributed income of equity investees	762	1,649	3,485	2,622

Deduct:
Equity in earnings of equity investees	(260)	(580)	5,414	(1,076)
Capitalized interest	(132)	(280)	(457)	(513)
Earnings as Defined	$12,517	$9,537	$32,529	$19,022

Fixed Charges
Interest expense including amortization of deferred financing fees	$7,642	$6,829	$14,056	$13,832
Capitalized interest	132	280	457	513
Interest portion of rent expense	56	77	127	148
Fixed Charges	7,830	7,186	14,640	14,493
Preferred share dividends	1,813	1,813	3,625	3,625
Combined Fixed Charges and Preferred Dividends	$9,643	$8,999	$18,265	$18,118

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.30	1.06	1.78	1.05